575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax
Daren R. Domina daren.domina@kattenlaw.com 212.940.6517 direct 212.894.5517 fax

March 31, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mr. Brion Thompson, Senior Counsel
Mr. John Yoder, Senior Counsel

Re:	The Zweig Fund Inc. – SEC File No. 811- 04739
The Zweig Total Return Fund, Inc. – SEC File No 811-05620

Dear Messers. Thompson and Yoder:

On behalf of The Zweig Fund, Inc. and The Zweig Total Return Fund, Inc. (“ZTR”) (collectively, the “Funds”), as discussed, please see below responses to the staff’s further questions and comments with respect to the joint Preliminary Proxy Statement (the “Proxy Statement”) for the Funds. We have numbered the items below for ease of reference.

1.	Directorships

As discussed, we have added the following language to each Director’s biography in the Proxy Statement:

“All directorships held by this Director during the past five years at any investment company registered under the Act, reporting company under Section 15(d) of the Securities Exchange Act of 1934, and company whose shares are registered under Section 12 of the Securities Exchange Act of 1934, have been disclosed in this Proxy Statement.”

2.	Nominating Committee

As discussed, the language with respect to the Nominating Committee on page 13 of the Proxy Statement has been revised to read as follows:

“Nominees are identified and evaluated based on the criteria and through the process described below. Members of the Nominating Committee as well as other Board members may identify potential candidates. Shareholders also may

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A limited liability partnership including professional corporations

March 31, 2010

propose nominees pursuant to each Fund’s Bylaws. The evaluation process does not depend on the source of the recommendation. It is expected that all candidates for the Board will possess the following minimum qualifications: (i) unquestioned personal integrity; (ii) sound business judgment; and (iii) the commitment required to be an effective director, including, without limitation, the ability to attend meetings regularly. The Nominating Committee takes into consideration such other factors as it deems appropriate. Except as provided above, in nominating candidates, each Nominating Committee does not believe that certain qualifications are controlling or paramount or that specific qualifications or skills are necessary for a candidate to possess. Pursuant to policies and procedures contained in the Nominating Committee Charter, when assessing the qualifications of a potential nominee or independent Director, the Nominating Committee considers such factors as it may deem relevant, including whether the candidate’s background, skills and experience will complement the background, skills and experience of other nominees and contribute to the diversity of the Board. These policies and procedures for identifying and evaluating candidates are implemented through discussion among Nominating Committee members. Each Nominating Committee may determine that a candidate who does not have all the qualifications referred to above should nevertheless be considered as a nominee if the Nominating Committee finds that the candidate’s qualifications, taken as a whole, demonstrate an equivalent level of qualification to serve as a director. In assessing the effectiveness of its Nominating Committee Charter, each Nominating Committee shall recommend to its Fund’s Board any revisions or modifications to its Nominating Committee Charter that the Committee deems necessary or appropriate to the effective exercise of its responsibilities.”

3.	The Boards’ Leadership Structure

As discussed, the language with respect to the Boards’ leadership structure on page 14 of the Proxy Statement has been revised to read as follows (in its own new paragraph after the introductory sentence, “Each Board has established an Executive Committee, . . . with respect to certain specified matters.”):

“The Board of each Fund has determined that the Board’s leadership structure is appropriate for that Fund, taking into account that Fund’s specific characteristics and circumstances, in light of the fact that: (i) all of the directors, except the Chairman, are independent; (ii) it provides for oversight of the business operations of the Funds by experienced independent directors, with two co-lead Independent Directors and separate committee chairmen; (iii) by having Mr. Alyward in the combined role as Chairman, Chief Executive Officer and President, it allows for unified leadership and direction for each Fund’s Board of Directors and executive management; (iv) by having two co-lead Independent Directors, it helps to ensure timely

March 31, 2010

communication between management and the independent directors and among the independent directors; (v) it allows the Board to exercise informed and independent judgment over the matters under its purview and specific to that Fund; (vi) it strikes an effective balance between management and independent director participation in the Board process; and (vii) it allocates areas of responsibility among committees of each Board’s members and the full Board in a manner that enhances effective oversight.”

***

The Funds acknowledge that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing; (ii) the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the Filing; and (iii) the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or inquiries regarding the Proxy Statement to Daren Domina, Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022, (212) 940-6517.

Very truly yours,

/s/ Daren R. Domina

Daren R. Domina